Phone:	(212) 885-5205

Fax:	(917) 332-3817

Email:	AJanell@blankrome.com

March 9, 2016

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Samantha Brutlag

Re:	The Spirit of America Investment Fund, Inc.

File Numbers: 333-27925 and 811-08231

Dear Ms. Brutlag:

On behalf of the Spirit of America Investment Fund, Inc. (the “Corporation”) and its series, (each a “Fund” and collectively the “Funds”), this letter is in response to the oral comments received on February 10, 2016 from the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) regarding the Funds’ post-effective amendment to the registration statement filed on December 30, 2015 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

General

1.	Please insert on the cover page the name of each Fund, each Fund’s ticker symbol, the date of the prospectus and the standard SEC disclosure language.

RESPONSE: The Corporation, on behalf of each Fund, has made the requested change.

Prospectus

2.	In each Fund’s fee table confirm that there are no additional fund fees and expenses and if so, that the fees and expenses are under 1 basis point.

RESPONSE: The Corporation, on behalf of each Fund, confirms that there are no additional fund fees and expenses.

3.	For each Fund, under Portfolio Turnover, provide the portfolio turnover rate for the fiscal year ended December 31, 2015.

RESPONSE: The Corporation has provided the portfolio turnover rate for each Fund for the fiscal year ended December 31, 2015.

4.	In the Spirit of America Real Estate Income and Growth Fund Summary Section under Principal Investment Strategy, please add additional disclosure related to REITS and specify the types of REITS the Fund may invest in.

RESPONSE: The Fund has added the following disclosure under Principal Investment Strategy:

A REIT is a company that derives at least 50% of its gross revenues or net profits from either (a) the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or (b) products or services related to the real estate industry, like building supplies or mortgage servicing. REITs are pooled investment vehicles which invest primarily in income-producing real estate or real estate-related loans or interests. REITs generally are classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Mortgage REITs invest the majority of their assets in companies that own real estate mortgages and derive income from the collection of interest payments. REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The Real Estate Fund will indirectly bear its proportionate share of expenses incurred by REITs in which it invests, in addition to the expenses incurred directly by the Real Estate Fund.

5.	In the Spirit of America Real Estate Income and Growth Fund Summary Section under Principal Investment Strategy, state whether the Fund will invest or intend to invest in REIT funds and if so disclose whether there is a limit on investing in public and private REIT funds.

RESPONSE: The Spirit of America Real Estate Income and Growth Fund does not currently invest or intend to invest in REIT funds.

6.	For each Fund under Principal Risks of Investing consider titling each risk to make the section more user friendly.

RESPONSE: The Corporation has made the requested change for each Fund.

7.	In the Spirit of America Real Estate Income and Growth Fund Summary Section under Principal Risks of Investing please add the disclosure stating that “rising interest rates may reduce the demand for REITs which may cause them to perform badly.”

RESPONSE: The Fund has added the requested disclosure.

8.	For each Fund please update the Performance Information for the calendar year ended December 31, 2015.

RESPONSE: The Corporation has updated the Performance Information for the calendar year ended December 31, 2015 for each Fund.

9.	For each Fund please update the Performance Table for the period ended December 31`, 2015.

RESPONSE: The Corporation has updated the Performance Table for each Fund for the period ended December 31, 2015.

10.	For each Fund disclose how long the Portfolio Manager has managed the Fund.

RESPONSE: The Corporation has made the requested disclosure to include how long each Portfolio Manager has managed their respective Fund.

11.	Under the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, and the Spirit of America Income & Opportunity Fund, Footnote 2 of the Fee Table, confirm the waiver will be in effect for at least one year as of the effective date of this Registration Statement and revise the footnote accordingly and throughout the amendment wherever the waiver is referenced.

RESPONSE: The waiver for each Fund will be in effect until April 30, 2017. Each Fund has revised its footnote accordingly and throughout the amendment wherever the waiver is referenced.

12.	Under the Spirit of America Municipal Tax Free Bond Fund, Principal Risks section please include an exchange traded fund (“ETF”) risk and disclose that investing in an ETF can lead to double fees and expenses.

RESPONSE: The Fund does not consider investing in ETFs as a principal risk. The Fund has added the following disclosure in the non-principal risk section of the prospectus.

Investment Companies and Exchange Traded Funds (“ETFs”) Risk. Investments in the securities of ETFs and other investment companies, including money market funds, may involve duplication of advisory fees and certain other expenses. By investing in an ETF or another investment company, the Fund becomes a shareholder of that ETF or other investment company. As a result, Municipal Tax Free Bond Fund shareholders indirectly bear a fund’s proportionate share of the fees and expenses paid by the ETF or other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations. As a shareholder, the Municipal Tax Free Bond Fund must rely on the ETF or other investment company to achieve its investment objective. If the ETF or other investment company fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Municipal Tax Free Bond Fund’s performance. In addition, because ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange, ETF shares potentially may trade at a discount or a premium. Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Additionally, despite the short maturities and high credit quality of a money market fund’s investments, increases in interest rates and deteriorations in the credit quality of the instruments the Municipal Tax Free Bond Fund has purchased may reduce the Fund’s yield and can cause the price of a money market security to decrease.

13.	Under the Spirit of America Income Fund, Principal Risks section, please revise the Limited Operating History risk.

RESPONSE: The Fund had deleted Limited Operating History risk, as it is no longer applicable.

14.	Under the Spirit of America Income Fund, Principal Risks section, please add a government securities risk and an equity market risk.

RESPONSE: The Fund has added the following risks:

Equity Market Risk—The market value of the Income Fund’s investments fluctuates as the equity market fluctuates. Market risk may affect a single issuer, industry or sector of the economy or it may affect the market as a whole.

U.S. Government Securities Risk: Although U.S. Government securities are considered among the safest investments, they are not guaranteed against price movements due to changing interest rates. Obligations issued by some U.S. Government agencies are backed by the U.S. Treasury, while others are backed solely by the ability of the agency to borrow from the U.S. Treasury or by the agency’s own resources.

15.	Under the Spirit of America Income and Opportunity Fund, Principal Risks section, please revise the Limited Operating History risk.

RESPONSE: The Fund had deleted Limited Operating History risk, as it is no longer applicable.

16.	Under the Spirit of America Income and Opportunity Fund, Principal Risks section, Small Cap Company Risk was not mentioned in the Principal Investment Strategies. Please be consistent.

RESPONSE: Under the Principal Investment Strategies it states that the Opportunity Fund may invest in “equity securities, including common stock, preferred stock and convertible preferred stock of companies of any capitalization”. The term “companies of any capitalization” includes small cap companies.

17.	Under the Spirit of America Income and Opportunity Fund, Principal Risks section, under REIT risk, add the disclosure, “rising interest rates may reduce the demand for REITs which may cause them to perform badly.”

RESPONSE: The Fund had added the requested disclosure.

18.	Under Additional Information About the Investment Objectives, Principal Investment Strategies and Related Risks of the Real Estate Fund, Temporary Investments, please state other types of securities the Fund may invest in as discussed in the summary.

RESPONSE: The Fund has added the following disclosure:

Temporary Investments. From time to time, the Real Estate Fund may take temporary defensive positions that are inconsistent with its principal investment strategies. The Real Estate Fund will assume a temporary defensive position only when economic and other factors adversely affect the real estate industry market and, in the Adviser’s opinion, present extraordinary risks in being invested primarily in real estate securities. The Real Estate Fund may, as a temporary or defensive measure, invest all or a substantial portion of its assets in high quality, fixed income securities, money market instruments, or cash or cash equivalents, including investment grade short-term obligations. When the Real Estate Fund maintains a temporary defensive position, it may not achieve its investment objectives.

19.	Under Additional Information About the Investment Objectives, Principal Investment Strategies and Related Risks of the Real Estate Fund, please add the disclosure, “rising interest rates may reduce the demand for REITs which may cause them to perform badly.”

RESPONSE: The Fund has added the requested disclosure.

20.	Under Additional Information About the Investment Objectives, Principal Investment Strategies and Related Risks of the Value Fund please include Large Cap Company Risk.

RESPONSE: The Fund has added the following disclosure:

Large Capitalization Company Risk. The Value Fund invests primarily in large cap companies. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. Large cap companies also may be unable to attain the high growth rates reached by successful, smaller companies, especially during extended periods of economic expansion.

21.	Under Additional Information about the Investment Objective, Principal Investment Strategies and Related Risks of the Municipal Tax Free Bond Fund, please include principal risks and explain how this disclosure confirms with Item 9 of Form N-1A.

RESPONSE: The Fund has included principal risks under the Additional Information about the Investment Objective, Investment Strategies and Related Risks of the Municipal Tax Free Bond Fund to conform with Item 9 of Form N-1A.

22.	Under Additional Information about the Investment Objective, Principal Investment Strategies and Related Risks of the Municipal Tax Free Bond Fund, Zero-Coupon Securities Risk and ETF Risk are mentioned as non-principal risks and earlier they are mentioned as principal risks. Be consistent.

RESPONSE: The Fund has removed Zero-Coupon Securities Risk and ETF Risk from the principal risk section as both of these risks are non-principal risks.

23.	Under Additional Information about the Investment Objective, Principal Investment Strategies and Related Risks of the Income Fund, MLP Risk is listed as a non-principal risk but earlier it is stated as a principal risk. Be consistent.

RESPONSE: The Fund has removed MLP Risk from the non-principal risk section, as MLP Risk is a principal risk.

24.	Under Additional Information About the Investment Objective, Principal Investment Strategies and Related Risks of the Opportunity Fund, there is no mentioned of principal investment strategies or principal investment risks. Please state how this disclosure conforms with Item 9 of Form N-1A.

RESPONSE: The Fund has included principal strategies and principal risks under the Additional Information about the Investment Objective, Investment Strategies and Related Risks of the Opportunity Fund to conform with Item 9 of Form N-1A.

25.	Under Additional Information About the Investment Objective, Principal Investment Strategies and Related Risks of the Opportunity Fund, please place Convertible Securities Risk under principal risks if that is the case.

RESPONSE: The Fund has included Convertible Securities Risk under principal risks and has removed the risk from the non-principal risk section.

26.	On page 36, under Frequent Purchases and Redemptions of Fund Shares, please disclose what constitutes a round trip that would result in the Fund restricting further purchases.

RESPONSE: The Corporation has added the following disclosure:

Frequent Purchases and Redemptions of Fund Shares: Fund investors may attempt to profit through a practice called market timing or short-term trading in Fund shares. This might be achieved by the purchase and redemption of Fund shares within a short time period. Frequent short-term trading of shares may be detrimental to the long-term performance of a Fund because it may disrupt portfolio management strategy and because it may increase the Fund’s expenses. The Board has adopted the following policies and procedures to discourage market timing. The Funds receive reports from their service provider through which they monitor activity that may be construed to be short-term trading. Short-term trading occurs when a Fund’s shares are bought and sold within less than ten (10) business days. When such activity appears to be taking place, the Fund issues instructions to its service provider to place restrictions on the shareholder’s purchase or exchange activity. From time to time, the Funds may put in place other procedures or practices to detect and/or discourage market timing by investors. However, investors should be aware that the Funds’ procedures, while designed to discourage disruptive trading practices, may not entirely eliminate the possibility that such activity may take place. The ability of the Funds and its agents to detect and curtail excessive trading practices may be limited by operational systems and technological limitations. In addition, the Funds receive purchase, exchange and redemption orders through financial intermediaries and cannot always know or reasonably detect excessive trading which may be facilitated by these intermediaries or by the use of omnibus account arrangements.

Statement of Additional Information

27.	On page 7, under Portfolio Turnover, please disclose the portfolio turnover rate for each Fund for the fiscal year ended December 31, 2015.

RESPONSE: The Corporation has disclosed the portfolio turnover rate for each Fund for the fiscal year ended December 31, 2015.

28.	On page 29, under Financial Statements please update to include financial statements for the fiscal year ended December 31, 2015.

RESPONSE: The Corporation has updated the disclosure included under Financial Statements to include financial information for the fiscal year ended December 31, 2015 on behalf of each Fund.

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The Corporation hereby acknowledges that:

a.	each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

b.	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

c.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve a Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

d.	a Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on March 15, 2016.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell